UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number:001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Changes in Company’s Certifying Accountant

Previous independent registered public accounting firm

On January 10, 2023, the Audit Committee (the “Audit Committee”) of the Board of Directors of Dunxin Financial Holdings Limited (the “Company”) dismissed Audit Alliance LLP (“AA”) as the Company’s independent registered public accounting firm, effective January 10, 2023.

For the fiscal year ended December 31, 2021, AA’s audit reports on the Company’s financial statements contained an emphasis of a matter for going concern, but otherwise did not contain any adverse opinion or disclaimer of opinion, nor was it qualified as to audit scope or accounting principles.

During the fiscal year ended December 31, 2021 and any subsequent interim period through the date of dismissal, January 10, 2023, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and AA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to AA’s satisfaction, would have caused AA to make reference in connection with AA’s opinion to the subject matter of the disagreement; and (ii) except for the matter relating to internal control over financial reporting described below, there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K.

We furnished a copy of the disclosures in this report to AA and have requested that AA furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from AA, and a copy of the letter is filed with this Form 6-K as Exhibit 16.1.

New independent registered public accounting firm

On January 10, 2023, the Audit Committee approved the appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ending December 31, 2022, effective January 10, 2023.

During the two most recent fiscal years and through January 10, 2023, the Company has not consulted with Enrome regarding (1) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, or (2) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter from Audit Alliance LLP to the Securities and Exchange Commission

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: January 11, 2023	By:	/s/ Ricky Qizhi Wei
	Name:	Ricky Qizhi Wei
	Title:	Chairman and Chief Executive Officer

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